Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: 763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING
March 6, 2018
Mr. Mark Cowan
Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC    20549-46449
Re:
Allianz Life Insurance Company of North America ("Allianz Life – NA")
Post-Effective Amendment No.1 to the Registration Statement on Form S-1, File No. 333-217303
Post-Effective Amendment No.1 to the Registration Statement on Form S-1, File No. 333-213125
Post-Effective Amendment No.1 to the Registration Statement on Form S-1, File No. 333-215103
Allianz Life Insurance Company of New York
Post-Effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-217304
Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-213126
Post-Effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-215104
Allianz Life Variable Account B and Allianz Life - NA
Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 File No. 333-185866 and 811-05618
Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 File No. 333-213127 and 811-05618
Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 File No. 333-215105 and 811-05618
Mr. Cowan:
We received oral comments from you on February 5, 2018 with respect to Registrants' above-referenced Post-Effective Amendments to Registration Statements on Forms S-1 and N-4 filed on December 15, 2017. The attached prospectus pages are for the Allianz Index Advantage Variable Annuity (Registration Statement on Form S-1, File No. 333-217303 and on Form N-4 File No. 333-185866 and 811-05618). These pages are redlined against the prospectus we sent to you on December 15, 2017, and reflect changes responsive to those comments that require no further discussion and changes for minor internal annual update comments. We also made these changes to the other products referenced above where applicable. This letter addresses those comments where you requested confirmation, or required a written response.
ORAL COMMENTS RECEIVED FEBRUARY 5, 2018
COVER PAGE
If only the Indices listed here are available to Contracts purchased prior to May 1, 2018, will the substitution of new Indices only apply on the next Index Anniversary?
Response:
We are not substituting any Indices at this time. We are adding Indices to the Index Protection Strategy.
SUMMARY – What Are the Contract's Charges?
Confirm that fee only Contracts (i.e. Adviser sold Contracts) do not charge a withdrawal charge on amounts withdrawn from Variable Options. See Rule 6c-8. This language is okay in the prospectus for the Allianz Index Advantage Variable Annuity since that product isn't sold by an Adviser for a fee.
Response:
Confirmed.

Section 1, Risk Factors – Substitution of an Index
a.
This topic should be mentioned in the Summary, including a brief description of any rights the Registrant has to change or discontinue an Index, either at the end or in the middle of a segment, and to not renew segments that offered downside protections of a particular level.

b.	The Summary should also note if a Registrant has the right to recalculate Index performance from the beginning of a segment using a new Index introduced in the middle of a segment.
c.
If Registrants reserve the right to recalculate Index performance as if the new Index had been in place from the beginning of the segment that fact should be noted in the Summary and the Risk sections.

Responses:
a.
We revised the existing disclosure that appears above the NOTE at the end of this section on pages 13 and 14 to clarify our treatment of Index substitutions. Please note that all "segments" we offer in our Index Advantage suite of products are one-year in duration. We do not offer any multi-year segments in any of our Index Advantage products, and we do not use the term "segment" in our prospectuses. Also, as stated on page 13, we cannot eliminate or modify any of the four Crediting Methods.

b.
In the event of an Index substitution, we will not recalculate Index performance from the beginning of the segment using the new Index. We will show actual performance. We added language to page 27 to clarify how we address the substitution of an Index mid-year.

c.	Registrant does not reserve this right.
Section 5, Variable Options – Financial Adviser Fees
How can the following statement be true for amounts withdrawn from the Index Options which are subject to the Daily Adjustment? Is that because withdrawals of fees and charges are not subject to the Daily Adjustment?
There is no financial disadvantage to taking a withdrawal from the Index Options, compared to taking a withdrawal from the Variable Options. Please consult with your Financial Professional before requesting us to pay financial adviser fees from the Allocation Options in this Contract compared to other assets you may have.
Response:
Amounts withdrawn from the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options during the Index Year are subject to the Daily Adjustment, just as amounts withdrawn from the Variable Options are subject to subaccount performance. In addition, as stated on page 18, the Daily Adjustment is not affected by any partial withdrawal or the deduction of Contract expenses. Contract fees and expenses also do not differ between the Index Options and Variable Options for this product, and they are withdrawn proportionately from both the Index Options and the Variable Options. Please note that the withdrawal charges for the Allianz Index Advantage ADV Variable Annuity and the Allianz Index Advantage ADV New York Variable Annuity do differ between the Index Options and Variable Options, and this difference is clearly stated in these prospectuses.
Section 9, Access to Your Money
Registrants should use examples to describe how changes in the value of the reference Index and differences in when the withdrawal is taken affect the amount of the Daily Adjustment to the withdrawal amount. Registrant should provide examples both when the Index value is up at the time of the withdrawal and when the Index value is down. In addition, because the value of derivatives include a value attributable to uncertainty the further in time the derivatives are from the expiration date, examples involving adjustments based on derivative valuation should also include withdrawals taken early in the segment and taken later in the segment. We suggest these examples should be shown either where the Daily Adjustment calculation is disclosed in section 7, Index Options, or in Appendix B.

Response:
In addition to Index performance, the Daily Adjustment also takes into account interest rates, dividend rates, market performance and the expected volatility of Index prices. These additional factors can cause the Daily Adjustment to be out of alignment with Index performance; it is possible for Index value to be up for the year and the Daily Adjustment to be either up or down. As stated on page 26:
"…the Daily Adjustment may result in a loss even if Index performance has been positive since the beginning of the Index Year."
Exhibit 99.b (which is incorporated by reference into the prospectus as stated on page 19, and is available on our public website) contains detailed examples of the calculation of the Daily Adjustment that we believe address this issue.
Section 11, Death Benefit
Are fees and charges considered "withdrawals" when calculating the guaranteed death benefit values under the Traditional Death Benefit and the Maximum Anniversary Value Death Benefit?
Response:
We bolded and italicized the existing sentence to make this disclosure more prominent under both death benefits:
Withdrawals include withdrawal charges, but not amounts we withdraw for other Contract expenses.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.
Sincerely,
Allianz Life Insurance Company of North America
Allianz Life Insurance Company of New York
Allianz Life Variable Account B
Allianz Life of NY Variable Account C

By:	/s/ Stewart D. Gregg
Stewart D. Gregg
 Senior Securities Counsel